March 15, 2023

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Claudia Rios, Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EESTech, Inc. Registration Statement on Form 10-12G File No. 000-32863

Dear Claudia Rios:

EESTech, Inc. (“EESTech” or the “Company”) has today filed with the Securities and Exchange Commission an Amendment No. 1 to the Company’s Registration Statement on Form 10-12G (the “Amended Registration Statement”).

The Amended Registration Statement reflects, among other updates, revisions in response to the comments raised in the letter to the Company dated February 24, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Registration Statement on Form 10-12G filed February 14, 2023.

The Company is providing the following response to the Comment Letter. To assist your review, we have included the header and page numbers cited in the Comment Letter and retyped the text of the Staff’s comments in bold typeface. Please note that the page numbers in headings and comments below are as cited in the Comment Letter with respect to the registration statement as filed February 14, 2023.

Description of Business, page 3

EESTech Customers/Prospects – Samancor, page 11

Project Revenue, page 14

1.	We note you disclosed on page 15 that in Stage 2, if the chrome concentrate WRAM- ROX processed in the Reclamation Facility is smelted in EESTech’s IRF to ferrochrome metal that meets Samancor’s upgrade specifications, EESTech will sell the product to Samancor at a pre-determined discount to the spot market price, and that the predetermined discount under the terms of the Samancor Agreement varies based upon the spot market price, but contains a minimum price to EESTech at or below a floor for spot market price of approximately US$1,200 per ton.

Please clarify where in your February 21, 2019 Ferrochrome Recovery from Slag Agreement with Samancor Chrome Limited (Samancor Agreement) the $1,200 floor price is specified or established. Referencing the Samancor Agreement Schedule 2A – Reclaimed Ferrochrome (FeCr) Wholesale Price Structure, we note that the lowest price (Level 1), on a per pound basis converted to ton, is below $1,200 per ton.

Please revise your disclosure to correct the floor price as appropriate, describe more clearly how the minimum price to EESTech is determined based on the contractual terms of the Samancor Agreement and clarify what you mean by “at or below” a floor price which does not appear to establish a minimum price.

Response: In response to the Staff’s comment, EESTech has revised the Amended Registration Statement, including to add a “Trademarks and References” section on page 2, to refer to “tonne” (i.e., a metric ton) rather than “ton”. A metric ton, or tonne, equates to approximately 2,200 pounds whereas a U.S. ton equates to 2,000 pounds. In addition, EESTech has revised to clarify the floor price reference.

Financial Statements

General, page F-1

2.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response: EESTech has updated the financial statements in the Amended Registration Statement.

* * *

We appreciate your time and attention to the Registration Statement as well as the above responses to the Staff’s comments.

Sincerely,

/s/ Murray Bailey
Murray Bailey
Chief Executive Officer and President

cc: Rimon, P.C.